Exhibit (a)(5)(T)

Barrick Gold Corporation Offer for NovaGold Resources Inc.
-Inbound Call Flow

INTRODUCTION
“Good morning / afternoon. Thank you for calling. My name is <Agent First Name, Last Name>.
How may I help you?”

“I’d be happy to assist you with that. May I have:

-the phone number we called you at (if message was left)
or
-your last name and postal code?”

Once account is found: “May I have your first and last name please? Are you at <Shareholder’s address?>”

Reason and Details of the Offer:
“< The reason we were calling is because > Barrick Gold Corporation has extended its offer to purchase all of the outstanding Common Shares of NovaGold Resources Inc. at a price of US$14.50 cash for each Share.

You should have recently received a copy of the Offer to Purchase, the Notice of Change in Information, dated September 1, 2006, the Notice of Extension, dated September 15, 2006 and the Notice of Extension, dated September 29, 2006 that contain full details of the Offer. Have you received these materials?”

Remail Requests:
If the Shareholder did not receive the Offer materials,

Registered Shareholders: Disposition as remail in Proxy 01 and refer Registered Shareholders to CIBC Mellon Trust Company @ 1-800-387-0825 or 416-643-5500 and if the Shareholder is a US Holder, to Mellon Investor Services LLC @ 1-800-777-3674.

Beneficial Shareholders: Disposition as remail in Proxy 01 and refer shareholder to CIBC Mellon Trust Company @ 1-800-387-0825 or 416-643-5500 and if the Shareholder is a US Holder, to Mellon Investor Services LLC @ 1-800-777-3674 to obtain materials.

The offering documents can also be found online at www.Barrick.com, www.sedar.com or www.sec.gov.

Ask if Shareholder wishes more information about the Offer:
“Would you like any information regarding the Offer?”

Provide additional information, if asked. [In giving information about the Offer, rely exclusively upon the information contained in the Offer to Purchase and the other materials filed by Barrick and available on www.sedar.com and www.sec.gov.]

Note:
Refer Registered Shareholders to CIBC Mellon Trust Company @ 1-800-387-0825
or 416-643-5500 for assistance if they wish to tender shares under the Offer:

Refer Beneficial Shareholders to their broker or other nominee if they wish to tender shares under the Offer:

Remind Shareholder of Expiry date and time for Offer:
“The Offer has been extended and is now open for acceptance until 9:00 p.m. (Toronto time) on October 12, 2006, unless the Offer is further extended or withdrawn.”

CLOSING:
“Thank You for calling. If you require further assistance, please call us again.”